UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2009
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Comments on Dispute with Q-Cells Relating to Q-Cells’ Termination of Supply Agreement
     We, LDK Solar Co., Ltd., a leading manufacturer of multicrystalline solar wafers, have commented on Q-Cells SE’s announcement of its unilateral termination of the solar wafer supply agreement it entered into with us in December 2007. In its announcement, Q-Cells claimed that we had not fulfilled significant contractual obligations under the supply agreement. We vigorously disagree with Q-Cells’ claims and believe its termination is without any valid basis.
     The supply agreement provides for us to supply solar wafers to Q-Cells on the basis of fixed amounts of polysilicon totaling 43,000 metric tons for the years from 2009 to 2018, with annual wafer supply quantity for 2009 set at 1,000 metric tons at fixed prices. At the beginning of 2008, Q-Cells made a prepayment of $244.5 million pursuant to the supply agreement. We have also provided a bank guarantee in the same aggregate amount to guarantee the performance of our obligations relating to such prepayment under the supply agreement. We made deliveries during the first quarter of 2009 pursuant to purchase orders of Q-Cells under the supply agreement. Subsequent to March 2009, we suspended deliveries at the request of Q-Cells in order to engage in various negotiations with Q-Cells in the interest of reaching a mutually agreeable amendment to the supply agreement. During rounds of discussions and negotiations, we have clearly stated to Q-Cells that we have not only procured feedstock for the manufacturing of the solar wafers under the supply agreement, but have also manufactured the requisite quantities of the solar wafers ready for shipment to Q-Cells at its indication of willingness to accept. However, Q-Cells unilaterally claimed, and has now publicly announced, the termination of the agreement. In its announcement, Q-Cells has also indicated that it may draw down from our bank guarantee relating to its prepayment under the supply agreement.
     We firmly believe that we have performed substantially all of our obligations under the supply agreement, and are ready to perform the additional obligations under the agreement that are currently contingent upon cooperation of Q-Cells, such as its willingness to accept the additional deliveries of our solar wafers pursuant to the supply agreement. We also believe that the drawdown from our bank guarantee, if made by Q-Cells, constitutes a wrongful drawdown under the supply agreement and violates the purpose of such bank guarantee. While the Regional Court of Berlin, in the preliminary proceedings we instituted in August 2009, initially prohibited Q-Cells from drawing down from our bank guarantee, it subsequently lifted the injunction in view of the nature and purpose of a bank guarantee, without deciding whether the termination of the supply agreement by Q-Cells was valid and instead leaving the issue to be determined in the arbitration proceedings.
     We intend to vigorously defend our rights and interests as a result of Q-Cells’ wrongful termination of the supply agreement, breach of the supply agreement and wrongful drawdown from our bank guarantee, including through the contractually provided arbitration yet to start at the International Chamber of Commerce.
     Our press release issued on November 2, 2009 is attached hereto as Exhibit 99.1.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: November 3, 2009

EXHIBIT 99.1: PRESS RELEASE
LDK Solar Comments on Dispute with Q-Cells Relating to Q-Cells’ Termination of Supply Agreement
XINYU CITY, China and SUNNYVALE, Calif., November 2, 2009 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today commented on Q-Cells SE’s announcement of its unilateral termination of the solar wafer supply agreement concluded with LDK Solar in December 2007. In its announcement, Q-Cells has claimed that LDK Solar has not fulfilled significant contractual obligations under the supply agreement. LDK Solar vigorously disagrees with Q-Cells’ claims.
During rounds of discussions and negotiations, LDK Solar has clearly stated to Q-Cells that it has not only procured feed stock for the manufacturing of the solar wafers under the contract, but has also manufactured the requisite quantities of the solar wafers ready for shipment to Q-Cells at its indication of willingness to accept. LDK Solar made deliveries during the first quarter of 2009 pursuant to purchase orders of Q-Cells under the supply agreement. Subsequent to March 2009, LDK Solar suspended deliveries at the request of Q-Cells in order to engage in various negotiations with Q-Cells in the interest of reaching a mutually agreeable amendment to the supply agreement. During the negotiation process, Q-Cells unilaterally claimed, and has now publicly announced, the termination of the agreement. LDK Solar believes this termination is without any valid basis.
The supply agreement provides for LDK Solar to supply solar wafers to Q-Cells on the basis of contractually fixed amounts of polysilicon totaling 43,000 metric tons for the years from 2009 to 2018, with annual wafer supply quantity for 2009 set at 1,000 metric tons at fixed prices under the supply agreement. At the beginning of 2008, Q-Cells made a prepayment of $244.5 million pursuant to the supply agreement. LDK Solar has also provided a bank guarantee in the same aggregate amount to guarantee the performance of its obligations relating to such prepayment under the supply agreement. LDK Solar firmly believes that it has performed substantially on all of its obligations under the supply agreement, and is ready to perform the additional obligations under the agreement that are currently contingent upon cooperation of Q-Cells, such as its willingness to accept the additional deliveries of LDK Solar’s solar wafers pursuant to the supply agreement. Q-Cells has indicated in its announcement that it may draw down from LDK Solar’s bank guarantee, and LDK Solar believes that such drawdown, if made, constitutes a wrongful drawdown under the supply agreement and violates the purpose of such bank guarantee. While the Regional Court of Berlin, in preliminary proceedings LDK Solar instituted in August 2009, initially prohibited Q-Cells from drawing down from LDK Solar’s bank guarantee, it subsequently lifted the injunction in view of the nature and purpose of a bank guarantee, without deciding whether the termination by Q-Cells was valid and instead leaving the issue to be determined in the arbitration proceedings.
LDK Solar intends to vigorously defend its rights and interests as a result of Q-Cells’ wrongful termination of the supply agreement, breach of the supply agreement and wrongful drawdown from our bank guarantee, including the contractually provided arbitration yet to start at the International Chamber of Commerce.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

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